

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

William J. Buese
Chief Financial Officer
Gulfport Energy Corporation
713 Market Drive
Oklahoma City, Oklahoma 73114

>   **Re: Gulfport Energy Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **File No. 001-19514**

Dear William J. Buese:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Energy & Transportation